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Exhibit 99.(a)(1)(a)(a)

June 14, 2005

To Eligible Employees:

For Legal Notification Purposes—Amendment to the Offer to Exchange and Summary of Terms

In response to comments from the U.S. Securities and Exchange Commission, we have amended the (1) Offer to Exchange and (2) Summary of Terms relating to the pending Employee Option Exchange Program.

Both of these documents have been posted to Mellon Investor Services' website at https://www.corporate-action.net/synopsys.

In addition, the amendments do not alter any of the terms of the Offer to Exchange.

As a reminder, only nine (9) calendar days remain until the Synopsys Employee Stock Option Exchange Program expires. The deadline to make or change your election is 11:59 p.m. Eastern Daylight Time on Wednesday, June 22, 2005.

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  Exhibit 99.(a)(1)(a)(a)